Exhibit 1

NXP Semiconductors Reports First Quarter 2017 Results

Successful Completion of the Standard Products Divestment

Gross Debt Reduced to $6.5 billion from $9.2 billion

Dramatic Reduction of Financial Leverage

Q1 2017
Revenue	$2.211 billion
GAAP Gross margin	48.8%
GAAP Operating margin	75.9%

Non-GAAP Gross margin	51.7%
Non-GAAP Operating margin	27.1%

EINDHOVEN, The Netherlands, May 4, 2017 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the first quarter ended April 2, 2017.

“NXP delivered good seasonal results for the first quarter of 2017, with revenue of $2.21 billion, a decline of 1 percent year on year, and a decline of 9 percent versus the prior quarter, with period comparisons impacted by the successful divestment of our Standard Products business in early February,” said Richard Clemmer, NXP Chief Executive Officer.

“Our first quarter performance reflects a confirmation of a return to our annual growth trajectory. HPMS segment revenue was $2.01 billion, an increase of 5 percent year on year and a decline of two percent sequentially. Standard Products segment revenue was $118 million, representing approximately one month of revenue contribution prior to the close of the divestment.”

“Within the Automotive group, our first quarter revenue was a historical record at $906 million, up 13 percent year on year due to strong demand across the entire product portfolio, with our automotive microcontroller and advanced analog products continuing to experience exceptional traction. Within the Secure Connected Devices group, our first quarter revenue was $541 million, up 15 percent year on year as all major product lines contributed to a solid quarter, especially demand for our i.MX application processor products. In the Secure Interface and Infrastructure group, our first quarter revenue was $450 million, up 6 percent year on year, with very strong growth in our Interface group, offset by flattish trends in RF Power and continued headwinds in the Digital Networking group which was restructured late last year. Lastly, in our Secure Identification Solutions group, our first quarter revenue was $114 million, down 46 percent versus the same period a year ago, due to a combination of lower overall market demand and aggressive ASP compression. While we are disappointed with the revenue deceleration, we believe Secure Identification Solutions has reached a revenue trough.”

“In summary, our first quarter results are another solid step towards the successful integration of Freescale and NXP. With the divestment of our Standard Products group, our overall product portfolio has a sharpened focus on the higher growth, desirable margins, and stickier market segments. The revenue performance of our Auto, Application Processor, General Purpose MCU and Interface groups is especially encouraging as design win trends indicate our go-to-market and portfolio decisions are well aligned with our customer’s long-term requirements,” said Clemmer.

“Due to the disciplined focus by the entire NXP team, we were able to deliver better than anticipated financial results during the first quarter. Our results reflect strong execution notwithstanding normal seasonal operating expense headwinds, in addition to the stranded costs associated with the divestment of our Standard Products group, which we discussed when we announcement the action in June of 2016. In the first quarter, our GAAP operating margin was 75.9 percent due to the one-time gain associated with the divestment of Standard Products. Our first quarter non-GAAP operating margin was 27.1 percent, representing a 380-basis point improvement compared to the first quarter of 2016 and a 220-basis point decline sequentially due to stranded costs and annual fringe benefit accruals. With cash on hand and the net proceeds from the successful completion of the Standard Products business divestment, we reduced our gross debt by $2.7 billion. Due to significantly lower gross debt and solid cash generation, our overall financial leverage was reduced to 1.4x, a full quarter earlier than anticipated, and a level not achieved since the third quarter of 2015, prior to close of the Freescale transaction. In total, NXP has turned the corner in terms of annual revenue growth and continues to deliver non-GAAP operating margin improvement far in-excess of the original targets we communicated in past periods,” said Dan Durn, NXP Chief Financial Officer.

Summary of Reported First Quarter 2017 Results ($ millions, unaudited)

	Q1 2017	Q4 2016	Q1 2016	Q - Q	Y - Y
Product Revenue	$2,129	$2,385	$2,185	-11%	-3%
Corporate & Other	$82	$55	$39	49%	110%

Total Revenue	$2,211	$2,440	$2,224	-9%	-1%
GAAP Gross Profit	$1,079	$1,189	$597	-9%	81%
Gross Profit Adjustments (1)	$(65)	$(59)	$(515)
Non-GAAP Gross Profit	$1,144	$1,248	$1,112	-8%	3%
GAAP Gross Margin	48.8%	48.7%	26.8%
Non-GAAP Gross Margin	51.7%	51.1%	50.0%
GAAP Operating Income / (Loss)	$1,679	$173	$(471)	871%	NM
Operating Income Adjustments (1)	1,080	(542)	(990)
Non-GAAP Operating Income	$599	$715	$519	-16%	15%
GAAP Operating Margin	75.9%	7.1%	-21.2%
Non-GAAP Operating Margin	27.1%	29.3%	23.3%

(1)	Please see “Non-GAAP Financial Measures” on page 4 of this release

Additional Information for the First Quarter 2017:

•	On October 27, 2016 Qualcomm, Incorporated (NASDAQ: QCOM) and NXP Semiconductors N.V. (NASDAQ: NXPI) announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Qualcomm will acquire NXP. Under the terms of the definitive agreement, a subsidiary of Qualcomm will commence a tender offer to acquire all the issued and outstanding shares of NXP for $110.00 per share in cash. The tender offer commenced on November 18, 2016.

•	On February 7, 2017 NXP announced it has completed the divestment of its Standard Products business, receiving $2.75 billion in cash proceeds.

•	On February 10, 2017 NXP announced that its subsidiaries NXP B.V. and NXP Funding LLC, delivered notice that it will pre-pay, together with accrued interest and applicable fees

•	All its outstanding floating-rate term loan due March 2017 (“Term Loan E”) in an aggregate principal amount of $388 million;

•	All its outstanding floating-rate term loan due January 2020 (“Term Loan D”) in an aggregate principal amount of $387 million;

•	All its outstanding floating-rate term loan due December 2020 (“Term Loan F”) in an aggregate principal amount of $1,436 million.

Additionally, on March 9, 2017, NXP redeemed $500 million of the outstanding aggregate principal amount of its 5.75% Senior Notes due 2021 (the “Notes”), which represents all the outstanding aggregate principal amount of the Notes. The funds for these pre-payments and redemption came from the net proceeds of the completion of the divestiture of the Standard Products business of NXP, and available surplus cash.

•	Total gross debt was $6.51 billion, a decline from the $9.19 billion in the fourth quarter. Cash was $2.24 billion, an increase from the $1.89 billion in the fourth quarter, resulting in net debt of $4.27 billion, a decline from the $7.29 billion in the fourth quarter. Trailing twelve months, adjusted EBITDA was $3.06 billion, an increase from $2.98 billion in the fourth quarter. Financial leverage, defined as net debt divided by trailing twelve months adjusted EBITDA was 1.40x, an improvement from 2.45x in the fourth quarter.

•	Cash flow from operations was $625 million, a decline from the $737 million in the fourth quarter. Net capital expenditures on property, plant and equipment was $161 million, an increase from the $131 million in the fourth quarter. Non-GAAP free cash flow, defined as cash flow from operations, less net capital expenditures on property, plant and equipment was $464 million, a decline from the $606 million in the fourth quarter.

•	NXP repurchased 0.26 million shares for a total cost of $26 million. Weighted average number of diluted shares (after deduction of treasury shares) for the three-month period ended April 2, 2017 was 344 million. Due to the pending acquisition by Qualcomm, NXP has suspended its open market share repurchases, shares are currently only repurchased in relation to employee equity award transactions.

•	Net cash paid for interest was $53 million.

•	Net cash paid for income taxes related to on-going operations was $29 million, with an additional $27 million paid related to the divestment of the Standard Products business, for a total of $56 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported first quarter 2017 operating income of $32 million, EBITDA of $45 million and a closing cash balance of $365 million.

•	NXP combined wafer-fab utilization averaged 95 percent, as compared to 92 percent in the prior quarter.

•	Working capital metrics inclusive of assets and liabilities held for sale on the balance sheet were:

•	Days of inventory was 97 days, a decline of 4 days sequentially versus the fourth quarter;

•	Days payable was 83 days flat sequentially from the fourth quarter;

•	Days sales was 41 days an increase from 39 days in the fourth quarter; and

•	The cash conversion cycle was 55 days, a decline from the 57 days in the fourth quarter.

•	Channel inventory held by NXP’s distribution partners was 2.2 months as compared to 2.4 months in the fourth quarter. Reconciling for the divestment of the Standard Products business, sales into the distribution channel was down 8 percent, sales out of the distribution channel was down 6 percent and total distribution channel inventory on a dollar basis was down 1 percent.

Supplemental Information ($ millions, unaudited) (1)

	Q1 2017	Q4 2016	Q1 2016	Q-Q	Y-Y
Automotive	$906	$863	$805	5%	13%
Secure Identification Solutions (SIS)	$114	$147	$212	-22%	-46%
Secure Connected Devices (SCD)	$541	$569	$471	-5%	15%
Secure Interface & Infrastructure (SI&I)	$450	$483	$423	-7%	6%

High Performance Mixed Signal (HPMS)	$2,011	$2,062	$1,911	-2%	5%
Standard Products (STDP)	$118	$323	$274	-63%	-57%

Product Revenue	$2,129	$2,385	$2,185	-11%	-3%
Corporate & Other	$82	$55	$39	49%	110%

Total Revenue	$2,211	$2,440	$2,224	-9%	-1%

Note:

1.	Due to the Freescale Semiconductor (“Freescale”) Merger, NXP has included previously reported Freescale product group revenue into its various existing High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. As of the fourth quarter 2015, the NXP HPMS business lines include the following (1) Automotive, which includes revenue from Freescale’s Automotive MCU and Analog & Sensor product groups; (2) Secure Connected Devices, which includes revenue from Freescale’s Microcontroller product group; and (3) Secure Interface & Infrastructure, previously known as Secure Interface & Power which includes revenue from Freescale’s Digital Networking and RF product groups. Additionally, certain portions of Freescale’s Analog & Sensor product group and Other revenue is apportioned to various NXP business lines consistent with NXP’s prior product and revenue classification approach, this included product-functionality alignment as well as intellectual property (IP) sales and licensing revenue.

Guidance and Conference Call

As previously announced, NXP will not hold an earnings call nor provide forward guidance for the second quarter of 2017 due to the pending acquisition of NXP by Qualcomm.

Non-GAAP Financial Measures

In managing NXP’s business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting NXP’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP’s operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) non-GAAP free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability prior to January 1, 2016 and foreign exchange gains and losses.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy, and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has 31,000 employees in more than 35 countries and posted revenue of $9.5 billion in 2016. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects, our ability to complete merger and acquisition related activity including the divestiture of our Standard Products business and risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V., a wholly owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know, what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	April 2, 2017	December 31, 2016		April 3, 2016
Revenue	$2,211	$2,440		$2,224
Cost of revenue	(1,132)	(1,251)		(1,627)

Gross profit	1,079	1,189		597
Research and development	(367)	(362)		(403)
Selling, general and administrative	(266)	(292)		(296)
Amortization of acquisition-related intangible assets	(365)	(363)		(367)

Total operating expenses	(998)	(1,017)		(1,066)
Other income (expense)	1,598	1		(2)

Operating income (loss)	1,679	173		(471)
Financial income (expense):
Extinguishment of debt	(41)	—		(3)
Other financial income (expense)	(95)	(96)		(113)

Income (loss) before taxes	1,543	77		(587)
Benefit (provision) for income taxes	(230)	456	1)	199
Results relating to equity-accounted investees	5	4		1

Net income (loss)	1,318	537		(387)
Less: Net income (loss) attributable to non-controlling interests	13	17		11

Net income (loss) attributable to stockholders	1,305	520		(398)
Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
Basic	$3.88	$1.55		$(1.16)
Diluted	$3.79	$1.51		$(1.16)

Weighted average number of shares of common stock outstanding during the period (in thousands):
Basic	336,396	334,768		341,830
Diluted	344,011	343,546		341,830

1)	On March 3, 2017 NXP filed its Annual Report on Form 20-F with the Securities and Exchange Commission (“SEC”). Regarding the recognition of tax benefits related to its financial statements as of December 31, 2016, NXP is required to consider all available evidence, including events that occur after December 31, 2016 but prior to the issuance of the financial statements. Due to the completion of the Standard Products divestment on February 6, 2017, NXP concluded that a substantial tax benefit should be recognized as of December 31, 2016, as the Standard Products divestiture provided an objectively verifiable source of income against which tax losses can be utilized. The full-year 2016 results presented in the Annual Report on Form 20-F update the financial results previously reported on February 2, 2017 for the subsequent divestment of the Standard Products business and the recognition of the tax benefit.

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	April 2, 2017	December 31, 2016	April 3, 2016
Current assets:
Cash and cash equivalents	$2,238	$1,894	$1,488
Accounts receivable, net	983	1,033	1,054
Assets held for sale	—	1,104	8
Inventories, net	1,144	1,113	1,452
Other current assets	317	254	243

Total current assets	4,682	5,398	4,245

Non-current assets:
Other non-current assets	816	962	595
Property, plant and equipment, net	2,279	2,352	2,848
Identified intangible assets, net	6,983	7,343	8,446
Goodwill	8,854	8,843	9,239

Total non-current assets	18,932	19,500	21,128

Total assets	23,614	24,898	25,373

Current liabilities:
Accounts payable	975	973	948
Liabilities held for sale	—	198	—
Restructuring liabilities-current	95	129	193
Accrued liabilities	984	712	821
Short-term debt	11	421	736

Total current liabilities	2,065	2,433	2,698
Non-current liabilities:
Long-term debt	6,498	8,766	8,270
Restructuring liabilities	22	22	31
Deferred tax liabilities	1,489	1,659	2,044
Other non-current liabilities	917	862	839

Total non-current liabilities	8,926	11,309	11,184
Non-controlling interests	234	221	299
Stockholders’ equity	12,389	10,935	11,192

Total equity	12,623	11,156	11,491
Total liabilities and equity	23,614	24,898	25,373

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	April 2, 2017	December 31, 2016	April 3, 2016
Cash Flows from operating activities
Net income (loss)	$1,318	$537	$(387)
Adjustments to reconcile net income (loss):
Depreciation and amortization	534	530	529
Stock-based compensation	68	82	99
Excess tax benefits from share-based compensation plans	—	—	(3)
Amortization of discount on debt	10	10	8
Amortization of debt issuance costs	3	4	5
Net gain on sale of assets	(1,597)	—	—
Loss on extinguishment of debt	41	—	3
Results relating to equity accounted investees	(5)	(4)	(1)
Changes in deferred taxes	25	(469)	(221)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	4	67	—
(Increase) decrease in inventories	(28)	24	441
Increase (decrease) in accounts payable and accrued liabilities	244	(39)	(47)
Decrease (Increase) in other non-current assets	(1)	6	4
Exchange differences	12	(3)	10
Other items	(3)	(8)	(26)

Net cash provided by (used for) operating activities	625	737	414

Cash flows from investing activities:
Purchase of identified intangible assets	(24)	(25)	(18)
Capital expenditures on property, plant and equipment	(161)	(131)	(88)
Purchase of interests in businesses, net of cash acquired	—	—	(2)

Proceeds from sale of interests in businesses, net of cash divested	2,614	—	—
Other	(1)	(1)	2

Net cash provided by (used for) investing activities	2,428	(157)	(106)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	—	(5)
Repayments under the revolving credit facility	—	(200)	—
Repurchase of long-term debt	(2,728)	—	(204)
Principal payments on long-term debt	(4)	(9)	(14)
Cash proceeds from exercise of stock options	36	25	45
Purchase of treasury shares	(26)	(62)	(266)
Excess tax benefits from share-based compensation plans	—	—	3

Net cash provided by (used for) financing activities	(2,722)	(246)	(441)

Effect of changes in exchange rates on cash positions	13	(9)	7

Increase (decrease) in cash and cash equivalents	344	325	(126)
Cash and cash equivalents at beginning of period	1,894	1,569	1,614

Cash and cash equivalents at end of period	2,238	1,894	1,488

Net cash paid during the period for:
Interest	53	109	74
Income taxes	56	16	14

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	April 2, 2017		December 31, 2016	April 3, 2016
High Performance Mixed Signal (HPMS)	2,011		2,062	1,911
Standard Products	118		323	274

Product Revenue	2,129		2,385	2,185
Corporate and Other	82		55	39

Total Revenue	$2,211		$2,440	$2,224

HPMS Revenue	$2,011		$2,062	$1,911
Percent of Total Revenue	91.0%		84.5%	85.9%
HPMS segment GAAP gross profit	1,030		1,058	510
PPA effects	(58)		(59)	(493)
Restructuring	—		1	(3)
Stock based compensation	(8)		(10)	(13)
Other incidentals	—		—	—

HPMS segment non-GAAP gross profit	$1,096		$1,126	$1,019

HPMS segment GAAP gross margin	51.2%		51.3%	26.7%
HPMS segment non-GAAP gross margin	54.5%		54.6%	53.3%
HPMS segment GAAP operating profit	81		124	(486)
PPA effects	(429)		(426)	(847)
Restructuring	9		1	(14)
Stock based compensation	(67)		(76)	(92)
Merger-related costs	(2)		—	—
Other incidentals	—		(1)	—

HPMS segment non-GAAP operating profit	$570		$626	$467

HPMS segment GAAP operating margin	4.0%		6.0%	-25.4%
HPMS segment non-GAAP operating margin	28.3%		30.4%	24.4%
Standard Products Revenue	$118		$323	$274
Percent of Total Revenue	5.3%		13.2%	12.3%
Standard Products segment GAAP gross profit	45		130	87
PPA effects	—		—	(1)
Restructuring	—		(1)	—
Stock based compensation	(1)		(1)	(1)
Other incidentals	4		13	—

Standard Products segment non-GAAP gross profit	$42		$119	$89

Standard Products segment GAAP gross margin	38.1%		40.2%	31.8%
Standard Products segment non-GAAP gross margin	35.6%		36.8%	32.5%
Standard Products segment GAAP operating profit	31		92	39
PPA effects	—		1	(12)
Restructuring	—		—	(1)
Stock based compensation	(2)		(6)	(7)
Other incidentals	4		9	—

Standard Products segment non-GAAP operating profit	$29		$88	$59

Standard Products segment GAAP operating margin	26.3%		28.5%	14.2%
Standard Products segment non-GAAP operating margin	24.6%		27.2%	21.5%
Corporate and Other Revenue	$82		$55	$39
Percent of Total Revenue	3.7%		2.3%	1.8%
Corporate and Other segment GAAP gross profit	4		1	—
PPA effects	(1)		(1)	(2)
Restructuring	(1)		(1)	(1)
Stock based compensation	—		(1)	(1)
Other incidentals	—		1	—

Corporate and Other segment non-GAAP gross profit	$6		$3	$4

Corporate and Other segment GAAP gross margin	4.9%		1.8%	0.0%
Corporate and Other segment non-GAAP gross margin	7.3%		5.5%	10.3%
Corporate and Other segment GAAP operating profit	1,567		(43)	(24)
PPA effects	(1)		(2)	(5)
Restructuring	(1)		(6)	(5)
Stock based compensation	1		—	—
Merger-related costs	(28)		(37)	(5)
Other incidentals	1,596	1)	1	(2)

Corporate and Other segment non-GAAP operating profit	$—		$1	$(7)

Corporate and Other segment GAAP operating margin	1911.0%		-78.2%	-61.5%
Corporate and Other segment non-GAAP operating margin	0.0%		1.8%	-17.9%

1)	Adjustment relates primarily to the gain on the sale of the SP business on February 6, 2017.

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	April 2, 2017		December 31, 2016	April 3, 2016
Revenue	$2,211		$2,440	$2,224
GAAP Gross profit	$1,079		$1,189	$597
PPA effects	(59)		(60)	(496)
Restructuring	(1)		(1)	(4)
Stock Based Compensation	(9)		(12)	(15)
Other incidentals	4		14	—

Non-GAAP Gross profit	$1,144		$1,248	$1,112

GAAP Gross margin	48.8%		48.7%	26.8%
Non-GAAP Gross margin	51.7%		51.1%	50.0%
GAAP Research and development	$(367)		$(362)	$(403)
Restructuring	12		2	(11)
Stock based compensation	(29)		(32)	(32)
Merger-related costs	(1)		—	—
Other incidentals	—		(1)	—

Non-GAAP Research and development	$(349)		$(331)	$(360)

GAAP Selling, general and administrative	$(266)		$(292)	$(296)
PPA effects	(6)		(5)	(1)
Restructuring	(3)		(6)	(5)
Stock based compensation	(30)		(38)	(52)
Merger-related costs	(29)		(37)	(5)
Other incidentals	—		(3)	—

Non-GAAP Selling, general and administrative	$(198)		$(203)	$(233)

GAAP amortization of acquisition-related intangible assets	$(365)		$(363)	$(367)
PPA effects	(365)		(363)	(367)

Non-GAAP amortization of acquisition-related intangible assets	$—		$—	$—

GAAP Other income (expense)	$1,598		$1	$(2)
PPA effects	—		1	—
Other incidentals	1,596	1)	(1)	(2)

Non-GAAP Other income (expense)	$2		$1	$—

GAAP Operating income (loss)	$1,679		$173	$(471)
PPA effects	(430)		(427)	(864)
Restructuring	8		(5)	(20)
Stock based compensation	(68)		(82)	(99)
Merger-related costs	(30)		(37)	(5)
Other incidentals	1,600	1)	9	(2)

Non-GAAP Operating income (loss)	$599		$715	$519

GAAP Operating margin	75.9%		7.1%	-21.2%
Non-GAAP Operating margin	27.1%		29.3%	23.3%
GAAP Financial income (expense)	$(136)		$(96)	$(116)
PPA effects	—		—	3
Non-cash interest expense on convertible notes	(10)		(9)	(10)
Foreign exchange gain (loss)	(5)		(2)	(9)
Extinguishment on debt	(41)		—	(3)
Changes in fair value of warrant liability	—		—	—
Other financial expense	(5)		(6)	(4)

Non-GAAP Financial income (expense)	$(75)		$(79)	$(93)

1)	Adjustment relates primarily to the gain on the sale of the SP business on February 6, 2017.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	April 2, 2017	December 31, 2016	April 3, 2016
Net Income (loss)	$1,318	$537	$(387)

Reconciling items to EBITDA
Financial (income) expense	136	96	116
(Benefit) provision for income taxes	230	(456)	(199)
Depreciation	154	149	149
Amortization	380	381	380

EBITDA	$2,218	$707	$59

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(5)	(4)	(1)
Purchase accounting effect on inventory	—	—	448
Restructuring 1)	(8)	5	20
Stock based compensation	68	82	99
Merger-related costs 1)	30	37	5
Other incidental items 1)	(1,596)	6	2

Adjusted EBITDA	$707	$833	$632

Trailing twelve month adjusted EBITDA	$3,056	$2,981	$2,143
1) Excluding depreciation property, plant and equipment and amortization of software related to:
Restructuring	—	—	—
Other incidental items	(4)	(15)	—

($ in millions)	Three Months Ended
	April 2, 2017	December 31, 2016	April 3, 2016
Net cash provided by (used for) operating activities	$625	$737	$414

Net capital expenditures on property, plant and equipment	(161)	(131)	(88)

Non-GAAP free cash flow	$464	$606	$326
Non-GAAP free cash flow as a percent of Revenue	21%	25%	15%